EXHIBIT 99.1

Precision Drilling Corporation Announces Voting Results from the 2024 Annual and Special Meeting of Shareholders

CALGARY, Alberta, May 16, 2024 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (Precision or the Company) is pleased to announce the results of the election of board members at its 2024 Annual and Special Meeting of Shareholders held on May 16, 2024 (the Annual Meeting). Shareholders approved the election of all eight (seven of whom are independent) of the nominee directors presented in the Company’s Management Information Circular (the Circular), dated April 3, 2024.

The shares represented at the Annual Meeting voting in favour of individual nominee directors are as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
William T. Donovan	7,926,016	98.58	114,578	1.42
Steven W. Krablin	7,360,243	91.54	680,351	8.46
Lori A. Lancaster	7,924,950	98.56	115,644	1.44
Susan M. MacKenzie	7,901,897	98.28	138,697	1.72
Kevin O. Meyers	7,452,216	92.68	588,378	7.32
David W. Williams	7,944,654	98.81	95,940	1.19
Alice L. Wong	7,529,780	93.65	510,814	6.35
Kevin A. Neveu	7,963,039	99.04	77,555	0.96

All other items of business set forth in the Circular and considered at the Annual Meeting passed, including the non-binding advisory vote on the Corporation’s approach to executive compensation.

Michael R. Culbert has decided to retire from our Board after serving as a director since 2017. We thank Mr. Culbert for his dedicated service and many contributions as a director through the years. We are also pleased to welcome Alice L. Wong to serve on the Company’s Board of Directors. Alice has over 35 years of diverse experience in the nuclear fuel industry and currently serves as Senior Vice President and Chief Corporate Officer at Cameco. She brings a wealth of experience and knowledge that will enhance Precision’s existing Board.

The full results on all matters voted upon at the Annual Meeting will be filed on SEDAR (www.sedarplus.ca) and EDGAR (www.sec.gov).

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For more information about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com